FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2004

Commission File No. 333-07346

AINSWORTH LUMBER CO. LTD.

(Registrant’s Name)

Suite 3194 Bentall 4 P.O. Box 49307 1055 Dunsmuir Street Vancouver, British, Columbia Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.	Document

1.	Press Release dated August 17, 2004 – Ainsworth Lumber Co. Ltd. extends its Exchange Offer for its 6.750% Senior Notes due March 15, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 2, 2004 (File No. 333-116070).

Document 1

NEWS RELEASE

For Immediate Release

TUESDAY, AUGUST 17TH, 2004

AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH LUMBER CO. LTD. EXTENDS ITS EXCHANGE OFFER FOR ITS 6.750% SENIOR NOTES DUE MARCH 15, 2014

VANCOUVER, August 17 – Ainsworth Lumber Co. Ltd. announced that, in connection with its previously commenced offer to exchange the US$110 million aggregate principal amount of its outstanding 6.750% Senior Notes due March 15, 2014, issued on May 19, 2004, for 6.750% Senior Notes due March 15, 2014 which have been registered under the Securities Act of 1933, it has extended the expiration date for the exchange offer from 5:00 p.m., New York time, on August 17, 2004 to 5:00 p.m., New York time, on August 19, 2004.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell any securities. The exchange offer may only be made pursuant to the terms of the Offer to Exchange dated July 15, 2004. Persons with questions regarding the exchange offer should contact The Bank of Nova Scotia Trust Company of New York at (212) 225-5427.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts: Robert Allen Chief Financial Office rrobert.allen@ainsworth.ca

Bruce Rose General Manager, Corporate Development bruce.rose@ainsworth.ca

Robb Pelwecki Manager, Corporate Reporting robb.pelwecki@ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.

Date:	August 18, 2004	By:	/s/ Robert Allen

(Signature)
Robert Allen
Chief Financial Officer